Room 4561

      June 27, 2005

Mr. Barry Steinberg
Chairman, Chief Executive Officer and
Director
Manchester Technologies, Inc.
160 Oser Avenue
Hauppauge, NY 11788

      Re:	Manchester Technologies, Inc.
   Form 10-K for the fiscal year ended July 31, 2004
Forms 10-Q for the fiscal quarters ended October 31, 2004 and January
31, 2005
   File No. 000-21695

Dear Mr. Steinberg:

      We have reviewed your response to our letter dated June 7,
2005
in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Consolidated Statements of Cash Flows, page F-6
1. We note your response to our previous comment no. 2 where you indicate that the periods "affected" by discontinued operations began in the period in which the Company committed to dispose of its IT Business and accordingly, classified the related assets and liabilities as held for sale. Similar to the requirements of paragraph 43 of SFAS 144 to present the results of operations of the discontinued component of the entity as discontinued operations for current and prior periods, if the Company chooses to present the cash flows from discontinued operations separately in fiscal 2004, then such presentations must be made consistently in all periods for which there are significant cash flows from discontinued operations. This includes all prior periods as well as any subsequent periods that may be affected.
2. Also, as we previously indicated, your disclosure of cash flows from operating activities should show all components of operating cash flow related to discontinued operations rather than showing just
"net cash from discontinued operations" as you have done. Operating cash flows related to discontinued operations may not be combined or netted, if material. Please explain or revise accordingly.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. Barry Steinberg
Manchester Technologies, Inc.
June 27, 2005
Page 1